

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Xianchang Ma
Chief Executive Officer and Chief Financial Officer
Tengjun Biotechnology Corp.
East Jinze Road and South Huimin Road
Food Industry Economic and Technology Development District
Jianxiang County , Jining City
Shandong Province, China

> **Re: Tengjun Biotechnology Corp.**
> **Form 8-K/A filed September 5, 2023**
> **Form 8-K filed August 14, 2023**
> **File No. 333-169397**

Dear Xianchang Ma:

We have reviewed your September 5, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K/A filed September 5, 2023

Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. We note that your auditor requested that you retrospectively restate your financial statements and make corrections. Please amend your report to include all of the information required by Item 4.02(b) and (c) of Form 8-K, including disclosures of the following information:
    *   Disclose the date on which you were advised or notified by your auditor that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements;
    *   Identify the financial statements that should no longer be relied upon;
    *   Provide your auditor with a copy of the disclosures you are making in response to

Item 4.02(b) of Form 8-K;

- Request that the auditor furnish to you a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in your Form 8-K/A and, if not, stating the respects in which it does not agree; and
- File the auditor's letter as an exhibit to the Form 8-K/A no later than two business days after your receipt of the letter.

You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing